November 13, 2007

Mr. Rufus Decker
Accounting Branch Chief
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549-7010

Re:	Form 10-K/A for the fiscal year ended December 31, 2006
Forms 10-Q for the periods ended March 31, 2007 and June 30, 2007
File No. 1-14761

Dear Mr. Decker:

We received your comment letter dated November 7, 2007 regarding GAMCO Investors, Inc.’s (“GBL”) Form 10-K/A for the fiscal year ended December 31, 2006 and Forms 10-Q for the periods ended March 31, 2007 and June 30, 2007.

For your convenience, we have repeated your comments and provided our responses below:

FORM 10-K/A FOR THE PERIOD ENDED DECEMBER 31, 2006

Comment:	1.
Item 8 – Financial Statements Note B – Investments in Securities, page F-17.  We have reviewed your response to prior comment 3 from our letter dated October 17, 2007.  Your response does not appear to address our concerns regarding the appropriateness of your accounting.  As we previously noted, it is unclear to us why, based on the terms of your management fee arrangement with Mr. Gabelli which contractually obligates you to pay Mr. Gabelli a management fee equal to 10% of consolidated pre-tax profits, you believe that “calculating and applying the management fee only when the AFS gains and losses are realized…would be distortive.”  It appears to us by recording your unrealized gains and losses associated with available for sale securities net of the 10% fee payable to Mr. Gabelli you are accruing for an obligation prior to incurring such obligation.  Notwithstanding our concerns, you represent that if the 10% management fee had not been netted against the unrealized gains in the computation of accumulated other comprehensive income, the increase to the stockholders’ equity section at December 31, 2005, December 31, 2006, March 31, 2007 and June 30, 2007 would have been less then 0.5% at each period end.  Based on this materiality assessment, we have no further comment regarding the appropriateness of your accounting.  However, we caution you to continue to evaluate the impact of your accounting to determine if stockholders’ equity would be materially different if you didn’t net the 10% management fee against the unrealized gains.

Response:
While we continue to believe that it is appropriate to net the 10% management fee against the AFS unrealized gains and losses in comprehensive income, we do note your concern.  Accordingly, we will continue to monitor the impact of our accounting at each reporting date to determine if stockholders’ equity would be materially different were we not to record the 10% management fee on the AFS unrealized gains and losses, and if, on any reporting date, this fee on AFS unrealized gains and losses were to be judged to be material, we will consider the advisability of continuing this accounting treatment at that time.

Please note that, on November 9, 2007, GAMCO Investors, Inc. filed a Form 10-K/A for the fiscal year ended December 31, 2006 and a Form 10-Q/A for the period ended June 30, 2007 to reflect the proposed enhanced disclosures, which we indicated would be made in these amended filings in our prior responses to you.

We hereby acknowledge that:

·	the company is responsible for the adequacy and accuracy of the disclosure in their filings:
·	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing;
and
·	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this response letter, please call the undersigned at (914) 921-5000.

Sincerely,

Kieran Caterina
Acting co-Chief Financial Officer

Diane M. LaPointe
Acting co-Chief Financial Officer